August 23, 2007
VIA EDGAR AND FACSIMILE (202) 772-9202
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton

Re:	Cornerworld Corporation (the “Company”)
Item 4.01 Form 8-K, filed August 17, 2007 (“Form 8-K”)
File No. 333-128614
Dear Ms. Singleton:
     This letter sets forth our responses on behalf of Cornerworld Corporation, a Nevada corporation (the “Company”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2007 (“Comments Letter”) concerning the Company’s current report on Form 8-K (File No. 333-128614) filed with the Commission on August 17, 2007 (the “Filing”).
Item 4.01 Changes in Registrant’s Certifying Accountants
1.	We have reviewed the above referenced filing solely with respect to your Item 4.01 Form S-K disclosures, which solely provide a cross-reference to disclosures under Item 2.01 of the Form 8-K. It is unclear from this filing whether or not there has been a change in accountants due to your acquisition on August 10, 2007 of Corner World, Inc. We note the financial statements included under Item 9.01 of this Form S-K includes an auditors’ report from the firm of “Turner, Stone & Company, LLP,” that covers the financial statements of CornerWorld, Inc. as of April 30, 2007 and for the period from inception (September 1, 2006) to April 30, 2007. We also have noted the financial statements included in the Amended Form l0-KSB for the year ended April 30, 2007 filed with us on August 16, 2007, includes an auditors’ report from the firm of “Schumacher & Associates, Inc.” which report covers your financial statements as of April 30, 2007 and for the two years ended April 30, 2007 and 2006 and for the period from November 9, 2004 (date of inception) to April 30, 2007.
To the extent that you have changed auditors from Schumacher & Associates, Inc. to that of Turner, Stone & Company, LLP, or vice versa, the Form 8-K filing should be amended with respect to your Item 4.01 disclosures. Such disclosures should comply with the requirements of Item 304 of Regulation S-B, including filing as an Exhibit 16 to the amended Form 8-K a letter from the former auditors stating whether or not they agree with your disclosures. For guidance, please refer to Item 304(a) of Regulation S-B. In addition, please specify in the amended Form 8-K filing whether the acquisition has been treated for accounting purposes as a reverse merger of Corner World, Inc. of Olympic Weddings International, Inc., and also advise supplementally.
Given the above, please tell us supplementally whether or not you have changed auditors and, if so, file an amendment to your Form 8-K as soon as practicable. Please note that a change in accountants is required to be reported under Item 4.01 of the Form 8-K within four business days of the change.

Response: Please note that in connection with the acquisition of CornerWorld, Inc. and the Filing, the Company has not undertaken a change of accountants. Further, as of the date of this letter, the Company has not made a change from Schumacher & Associates, Inc. as their independent public accounting firm.

The Company is currently considering whether to make a change with respect to its independent public accounting firm, and, should such a change be made, will file an appropriate Form 8-K with the Securities and Exchange Commission containing Item 4.01 disclosures within four business days of such change.

Moreover, per your Comment, the Company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
/s/ Richard A. Friedman

Richard A. Friedman

cc:	Mr. Scott Beck,
President